UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2012

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signature

Scheme of Amalgamation and Arrangement under Sections 391 to 394 read with Sections 78, 100 to 103 of the Companies Act, 1956 amongst Sterlite Industries (India) Limited, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa Limited and their respective Shareholders and Creditors

Other Events

We wish to inform you that, pursuant to order dated 26thApril, 2012 passed by Hon’ble High court of Judicature at Madras, meeting of equity shareholders of the Companywas held on Thursday, 21stJune, 2012 at 10 a.m. at Tamira Club, Tamira Niketan, SIPCOT, Industrial Complex, Madurai- Bypass Road, T. V. Puram P. O. Tuticorin – 628002.

Of the members present and validly voting 89.75% in numbers representing 92% of votes in value voted in favour of the resolution approving the Scheme. Details of the voting are enclosed in Annexure.

Accordingly, the Scheme has been approved by Company’s equity shareholders with requisite majority, being more than 50% in number and 75% in value of the members present and voting at the meeting.

The scheme isnow subject to the approval of the Hon’ble High Court of Judicature at Madras.

Exhibits

99.1 Summary of the voting at the meeting for approving the Scheme of Amalgamation and Arrangement under Sections 391 to 394 read with Sections 78, 100 to 103 of the Companies Act, 1956 amongst Sterlite Industries (India) Limited, The Madras Aluminium Company Limited, Sterlite Energy Limited, Vedanta Aluminium Limited and Sesa Goa Limited and their respective Shareholders and Creditors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2012

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer